BRITISH COLUMBIA
BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 12, 2014 11:57 AM Pacific Time

Incorporation Number: **BC0883133**

Recognition Date and Time: Incorporated on June 9, 2010 09:45 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

RENAISSANCE OIL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 900 - 900 HOWE STREET
VANCOUVER BC V6Z 2M4
CANADA

Delivery Address:
SUITE 900 - 900 HOWE STREET
VANCOUVER BC V6Z 2M4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 900 - 900 HOWE STREET
VANCOUVER BC V6Z 2M4
CANADA

Delivery Address:
SUITE 900 - 900 HOWE STREET
VANCOUVER BC V6Z 2M4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Telfer, Ian W.

Mailing Address:	**Delivery Address:**
15567 MARINE DRIVE WHITE ROCK BC V4B 1C9 CANADA	15567 MARINE DRIVE WHITE ROCK BC V4B 1C9 CANADA

Last Name, First Name, Middle Name:
Steinke, Craig

Mailing Address:	**Delivery Address:**
15567 MARINE DRIVE WHITE ROCK BC V4B 1C9 CANADA	15567 MARINE DRIVE WHITE ROCK BC V4B 1C9 CANADA

Last Name, First Name, Middle Name:
Keep, Gordon

Mailing Address:	**Delivery Address:**
3123 - 595 BURRARD ST. VANCOUVER BC V7X 1J1 CANADA	3123 - 595 BURRARD ST. VANCOUVER BC V7X 1J1 CANADA

Last Name, First Name, Middle Name:
Dyakowski, Christopher I.

Mailing Address:	**Delivery Address:**
3750 WEST 49TH AVENUE VANCOUVER BC V6N 3T8 CANADA	3750 WEST 49TH AVENUE VANCOUVER BC V6N 3T8 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

September 12, 2014

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached